P.E. 2/21/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 21, 2002

POWERGEN plc
City Point, 1 Ropemaker Street
London EC2Y 9HT, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

RNS Number:3190R
Powergen PLC
21 February 2002

Powergen plc

21 February 2002

PART 1

Powergen plc

Preliminary Unaudited Results for the 12 months ended 31 December 2001

- Profits of £464 million (1) and earnings of 52.8 pence (2) per share

- Fourth quarter dividend 9.2 pence per share (52.58 cents per ADR)

- E.ON acquisition to proceed via Scheme of Arrangement, on track to complete in Spring

(1) Before tax, exceptional items and goodwill amortisation

(2) Before exceptional items, goodwill amortisation and effect of Financial Reporting Standard (FRS) 19 'deferred tax' adopted on 1 January 2001

Financial Performance (Unaudited)	12 months to Dec 2001	12 months to Dec 2000	% Change
Group turnover	£5,659m	£4,191m	+35.0
Profit before tax, exceptional items and goodwill amortisation	£464m	£517m	-10.3
Earnings per share, before exceptional items, goodwill amortisation and effect of FRS 19	62.8p	65.7p	-5.8
Full year dividend per share	36.8p	36.2p	+1.7%
Q4 dividend per share	9.2p		

Chairman's Statement:

"Powergen's overall operating performance was in line with market expectations. In the UK, plant disposals, coupled with continuing lower wholesale electricity prices and higher gas prices, have adversely affected profitability. Our integrated trading strategy has performed well under the New Electricity Trading Arrangements (NETA) and continues to deliver value from our flexible generation assets and quality customer portfolio. In the US regulated businesses, profits were broadly flat year on year due to unseasonably mild weather experienced in the fourth quarter. The unregulated businesses in the US were adversely affected by lower electricity prices and volumes, combined with higher fuel costs. Following our value delivery programme in Kentucky all of the staff who volunteered for redundancy have now left the company, resulting in a net reduction of around 1,000 employees. In December the Kentucky Public Services Commission (KPSC) approved the recovery of the costs associated with this value delivery programme over a period to March 2006.

"Group turnover for the 12 months to December 2001 was £5,659 million, up 35.0% on last year, largely due to 12 months contribution from LG&E. Operating profits before exceptional items and goodwill amortisation totalled £886 million against £726 million in 2000. Interest was £422 million, £211 million higher than last year following the acquisition of LG&E. This interest figure was split £359 million within the group and £63 million in associates. Group interest for 2001 was made up of £103 million of acquisition debt financing, together with £94 million of interest costs in respect of the US operations, and £162 million in respect of the UK and International businesses. The resulting profit before tax, exceptional items and goodwill amortisation was £464 million compared with £517 million the previous year (down 10.3%). Earnings per share before exceptional items, goodwill amortisation and the effects of FRS 19 were 52.8 pence, compared to 66.7 pence last year.

"The Board has declared a fourth quarter dividend for 2001 of 9.2 pence per share (52.58 cents per ADR). This dividend will be paid on 28 March to shareholders on the register at the close of business on 8 March.

"Exceptional charges totalled £270 million compared with an exceptional gain of £26 million for the previous year. Exceptional costs include restructuring costs in the US and the UK, write downs on the disposal of international assets, the impairment of CHP assets in the UK and WKE in the US and deal costs relating to the E.ON pre-conditional offer. These costs were offset by net exceptional profits from the sale of assets. Goodwill amortisation was £151 million, £68 million for the UK business and £83 million for LG&E.

"Net debt fell during the year from £5.32 billion to £5.16 billion. This was the result of a £745 million reduction from asset disposals offset by capital expenditure of £599 million, £191 million in the UK business, £366 million in the US and £42 million in International. Gearing, defined as debt as a proportion of total capital, was 71.8%, compared with 71.1% for the previous year.

"Powergen yesterday completed the sale of its 38% share in Gujarat Powergen Energy Corporation Limited (GPEC) to a joint venture 80% owned by CLP Power International. The disposal programme announced at the time of the LG&E acquisition is now substantially complete. This programme included the sale of assets in the UK, India, Australia, Germany, Portugal and Hungary and has realised total proceeds of £1.3 billion (including the reduction in consolidated debt). Since the year end, Powergen has also sold its Tiger Creek and Monroe generating assets in Georgia, USA on 15 February. As announced recently, the board has decided not to pursue the sale of its CHP assets.

"While it is early to comment on the prospects for 2002, the Company will continue to respond to the effects of lower electricity prices and higher fuel costs on both sides of the Atlantic. The regulated businesses in both the UK and the US are expected to continue to perform satisfactorily.

"On 9 April 2001 E.ON AG announced a recommended pre-conditional cash offer for Powergen plc of 765 pence per ordinary share. When complete, Powergen will become part of the world's largest publicly owned electricity and gas utility and will be far better positioned to achieve our shared ambitions in the US and UK. Seven US and European regulatory approvals have now been received with the final US approvals from the Securities and Exchange Commission (SEC) expected in the Spring. Powergen has agreed with E.ON that the proposed acquisition of Powergen plc will be implemented by way of a Scheme of Arrangement. The proposed acquisition will be completed when all its conditions have been satisfied or, if permitted, waived."

REVIEW OF OPERATIONS

THE UK BUSINESS

The operating performance of the UK business was satisfactory in all areas against the backdrop of lower electricity prices. Powergen had good plant availability, successfully transferred to new trading systems for the New Electricity Trading Arrangements (NETA) introduced in March 2001 and had profitable growth from its retail business. Despite this, pre-exceptional operating profit at £439 million, was £207 million lower than the previous year due to lower generation volumes following the plant disposals, lower wholesale electricity prices and lower Eastern lease income.

Energy Trading

During the year, operating profit for Electricity and Gas - Wholesale and Trading was £136 million, down 53% from last year. This was primarily due to the adverse volume impact from plant disposals of £91 million and lower prices of £69 million, offset by value delivered from NETA market opportunities.

Nine months after the introduction of NETA, Powergen continued to trade successfully and deliver value from the new markets. Powergen is satisfactorily hedged through 2002 for both gas and electricity. The combination of flexible and diverse plant and Powergen's active presence in traded energy markets has enabled successful fuel arbitrage. Also, in recognising the critical importance of control and governance, Powergen Trading Limited became one of the first companies to be authorised under the new Energy Markets Participant's regime of the new Financial Services and Markets Act.

Generation

Powergen generated 29.0 TWh during the year, down 14.2 TWh (33%) from last year following the sale of Cottam and Rye House power stations. Overall plant availability was 90% for the year. As a result of continuing high gas prices, Powergen announced in October its intention to bring a 485 MW coal generating unit at Kingsnorth into production and to close a 450 MW gas-fired unit at

Killingholme.

Operating profit for the CHP businesses was £32 million and was in line with expectations, reflecting the contribution from new operational plant. Following the decision to retain the CHP business on 22 January, it will now be integrated into the Generation business. There are no current plans to initiate any new CHP development projects but those under construction will be completed. The Renewables business generated some 178 GWh from its wind energy farms, saving some 76,320 tonnes of CO_2 emissions during 2001. The wind farm capacity grew to 93 MW following completion of a 15 MW wind farm at Deucheran Hill in December 2001, with a further 39 MW under construction. Powergen is targeting a 10 fold increase in output from renewable sources by 2010.

Retail

The Retail business continued to deliver profitable growth and operating profits increased 17% to £49 million. Customer account numbers during the year increased by 14% to 3.5 million accounts at the year-end.

Customer accounts in the Residential sector increased 13% to 3.1 million reflecting a product penetration improvement from 1.19 to 1.36 products per electricity customer over the year. Powergen's "OneBill" convergent billing has helped improve cross selling whilst maintaining excellent customer service.

In the higher margin Small Medium Enterprise (SME) sector, accounts for the year grew 24% to 0.39 million. In the last two years, Powergen's activity in this area has almost doubled in size.

The Corporate sector annualised sales were 13 TWh electricity and 23.4 TWh gas. As announced in the first quarter, the business has been scaled back following the sale of generation capacity and is now focused on the lower volume, higher margin part of the business.

Powergen continues to focus on increasing the profitability of the Retail business pushing towards best in class cost to serve and improving its brand position to increase customer loyalty. Recent complaint statistics from Energywatch and Oftel showed Powergen's performance was among the best of the major energy suppliers. During the Autumn, Powergen built on its existing high brand awareness with the renewal of its TV weather sponsorship and new sponsorship of English cup rugby.

Distribution

Operating profit for the year was £118 million and full year revenue and capital cash cost savings exceeded the target of £55 million compared to 1998. The business continues to perform to expectations and is on track to achieve its goal of £75 million cash cost savings by the end of 2002. Powergen continues to explore a number of options to exploit its asset management skills by combining Distribution with another similar business.

THE US BUSINESS - LG&E ENERGY

LG&E's operating profit for 2001 was £355 million before exceptional costs, which related predominantly to the programme of business re-organisation and restructuring. Profit comprised £296 million from the regulated business and £59 million from the unregulated business.

The results benefited from earnings related to the Gregory IPP project, the gas rate increase approved by the KPSC in autumn 2000, and lower depreciation rates at the utilities, offset by rate reductions from Argentinean operations and a one-time settlement gain from the ROVA IPP project in 2000.

The value delivery programme continues to progress in line with expectations with the aim of achieving best in class operational performance throughout the utilities' operations. All the volunteers for redundancy have now left. Overall, there will be a net reduction of around 1,000 employees.

Generation

There was a solid performance from the regulated utilities with plant generating 33.3 TWh during 2001, 2.1% below the previous year. During the year, LG&E completed 291 MW of new regulated peaking capacity plant needed to maintain LG&E's utilities businesses at an overall 12% reserve margin.

Energy Marketing

LG&E trades surplus power from both regulated and unregulated operations into regional short term and spot power markets. Driven by lower pricing, the contribution from off-system sales was down 2.5% over last year.

Retail

There has been a 2.3% increase in customer accounts due to normal customer growth in the retail sector. Electricity sales volumes for retail customers were 1.0% lower, primarily due to mild weather experienced in the fourth quarter.

Transmission

LG&E is one of 23 members of the Midwest Independent Systems Operators (MISO). On 15 December 2001 the MISO became operational for security co-ordination purposes. On 1 February 2002 the MISO began functional operation with full operations expected by June 2002. The MISO plans to merge with the Southwest Powerpool Inc (SPP) during the first quarter of 2002 and on the 21 January MISO signed a letter of intent with the Pennsylvania Jersey Maryland Regional Transmission Organisation to administer a single wholesale power market across these regions.

Regulatory Update

During the fourth quarter, LG&E reached a settlement with the KPSC related to several pending cases including the recovery of costs associated with the company's value delivery programme. Savings from this process, after implementation costs, will be shared 40% to customers and 60% to the company above the allowed return.

Unregulated Businesses

Operating profits for the year in the unregulated businesses were £59 million.

WKE suffered from high coal prices during the year and a reduced contribution from off-system sales due to lower electricity prices. It is likely that results for 2002 will be affected by similar conditions.

In Argentina, LG&E's gas distribution business had a strong operational performance in 2001. However, the economic crisis in the later part of 2001 and the early weeks of 2002 caused the Argentinean government to renounce US dollar related obligations, including utility tariffs. These events are likely to lead to a devaluation loss during 2002. This could further lead to a write down of some or all of Powergen's investment in Argentina which, at the 31 December 2001, amounted to £164 million. In addition, current economic conditions are likely to reduce substantially the profit contribution of the Argentinean business in 2002.

On 6 November 2001, LG&E reached an agreement to sell its Monroe and Tiger Creek facilities in Georgia to Progress Ventures, Inc. Under the terms of the agreement, LG&E will also manage the completion of the Tiger Creek plant, which is expected to be operational by June 2003. This sale was completed on 15 February, 2002. Separately, LG&E has agreed to purchase power from Progress Ventures to service obligations under the Oglethorpe contract.

INTERNATIONAL

International operating profit for the year was £111 million compared to £121 million last year. Figures for 2001 reflect a full year's contribution from GPEC in India and Paiton in Indonesia, but only six months contribution from assets in Europe prior to disposal. The reduction of Powergen's interest in the GPEC plant in India was completed on 20 February 2002.

David Jackson, Company Secretary

Statements made in this document that state the Company's or management's intentions or expectations are forward looking statements. By their nature, forward looking statements involve uncertainty. The Company's actual results could differ materially from those projected in the forward looking statements, and there can be no assurance that estimates of future results will be achieved. You should read the discussion of forward looking statements in the Company's Annual Report Form 20F for more information on factors that could cause actual results to differ.

For further information:

Press enquiries:

Gareth Wynn: +44 (0)20 7826 2734

Isobel Hossason: +44 (0)24 7542 5367

Investor enquiries:

Mark Lidiard: +44 (0)20 7826 2744

Diane Bowler: +44 (0)20 7826 2748

Website: www.powergenplc.com

A live audio webcast of the results will be at 1400 hours (UK time) today on the Powergen web site at www.powergenplc.com, where copies of this press release and slides will be available to download shortly before this time. A replay of the teleconference will be available for 5 days after the event on UK number +44 (0) 20 8797 2499 (Code 118417hash) or the US number 001 303 590 3000 (Code 443398hash). The audio webcast and documentation will be archived on Powergen's web site and will be available later today.

Financial Results follow in PART 2

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Thursday, 21 February 2002 12:01:08
RNS [nRNSU8190R]

RNS Number:8131R
Powergen PLC
21 February 2002

Powergen plc

21 February 2002

PART 2

Consolidated Profit and Loss Account

for the three months ended 31 December 2001 (unaudited)

	Three months ended 31 December 2001 Before exceptional items £m	Exceptional items (note 3) £m	Total £m	Three months ended 31 December 2000 Before exceptional items £m	Exceptional items (note 3) £m	Total £m
Turnover	1,553	-	1,553	1,372	-	1,372
Group's share of associates' and joint ventures' turnover	(124)	-	(124)	(95)	-	(95)
Group turnover - continuing activities	1,429	-	1,429	1,277	-	1,277
Operating costs	(1,376)	(114)	(1,490)	(1,213)	(97)	(1,310)
Other operating income	68	-	68	80	-	80
Group operating profit/(loss) - continuing activities	121	(114)	7	144	(97)	47
Group's share of associates' and joint ventures' operating profit	20	-	20	25	-	25
Profits less losses on disposal of fixed assets and investments	-	-	-	-	337	337
Profits less losses on disposal of businesses (including provisions)	-	(65)	(65)	-	(133)	(133)
Net interest payable						
- Group	(85)	-	(85)	(49)	(48)	(97)
- Associates and joint ventures	(12)	-	(12)	(23)	-	(23)
Profit/(Loss) on ordinary activities before taxation	44	(179)	(135)	97	59	156
Tax on profit/(loss) on ordinary activities	(11)	22	11	(19)	33	14

Profit/(Loss) on ordinary activities after taxation	[illegible]	(157)	(124)	78	92	170
Minority interest	(3)	5	3	(2)	-	(2)
Profit/(Loss) attributable to shareholders	30	(151)	(121)	76	92	168
Dividends			(60)			(166)
Retained (loss)/profit for the period			(181)			2
(Loss)/Earnings per ordinary share			(18.5)p			25.8p
Earnings per ordinary share (excluding goodwill amortisation, exceptional items and effect of FRS 19)			12.1p			16.3p
Effect of FRS 19 (note 6)			(0.6)p			(1.3)p
Earnings per ordinary share (excluding goodwill amortisation and exceptional items)			11.5p			15.0p
Diluted (loss)/earnings per ordinary share			(18.5)p			25.5p
Dividends per ordinary share			9.2p			25.4p

Consolidated Profit and Loss Account

for the year ended 31 December 2001 (unaudited)

	Year ended 31 December 2001			Year ended 31 December 2000		
	Before exceptional items £m	Exceptional items (note 3) £m	Total £m	Before exceptional items £m	Exceptional items (note 3) £m	Total £m
Turnover	6,343	-	6,343	4,485	-	4,485
Group's share of associates' and joint ventures' turnover	(684)	-	(584)	(294)	-	(294)
Group turnover - continuing activities	5,659	-	5,659	4,191	-	4,191
Operating costs	(5,163)	(315)	(5,478)	(3,793)	(97)	(3,890)
Other operating income	138	-	138	182	-	182
Group operating profit/(loss) - continuing activities	634	(315)	319	580	(97)	483
Group's share of associates' and joint ventures' operating profit	101	-	101	73	-	73
Profits less losses on disposal of fixed assets and investments	-	79	79	-	337	337
Profits less losses on disposal of businesses (including provisions)	-	(34)	(34)	-	(133)	(133)
Net interest payable						
- Group	(359)	-	(359)	(151)	(81)	(232)
- Associates and joint ventures	(63)	-	(63)	(60)	-	(60)
Profit/(Loss) on ordinary	313	(270)	43	442	26	458

activities before taxation						
Tax on profit/(loss) on ordinary activities	(56)	76	18	(107)	43	(64)
Profit/(Loss) on ordinary activities after taxation	255	(194)	61	335	69	404
Minority interest	(17)	6	(11)	(12)	-	(12)
Profit/(Loss) attributable to shareholders	238	(188)	50	323	69	392
Dividends			(240)			(236)
Retained (loss)/profit for the year			(190)			156
Earnings per ordinary share			7.7p			60.2p
Earnings per ordinary share (excluding goodwill amortisation, exceptional items and effect of FRS 19)			62.8p			66.7p
Effect of FRS 19 (note 6)			(3.2)p			(5.6)p
Earnings per ordinary share (excluding goodwill amortisation and exceptional items)			59.6p			61.1p
Diluted earnings per ordinary share			7.6p			59.6p
Dividends per ordinary share			36.8p			36.2p

Statement of Total Recognised Gains and Losses

(unaudited)

	Year ended		Three months ended	
	31 December 2001 £m	31 December 2000 £m	31 December 2001 £m	31 December 2000 £m
Profit/(Loss) attributable to shareholders	50	392	(121)	168
Currency translation differences on foreign currency net investments	23	(32)	1	(37)
Total recognised gains/(losses) for the period	73	350	(120)	131
Prior year adjustment for the implementation of FRS 19 (note 1)	(121)			
Total losses recognised since last annual report	(48)			

Consolidated Balance Sheet

as at 31 December 2001 (unaudited)

	31 December 2001 £m	31 December 2000 £m
Fixed assets		
Goodwill	2,641	2,687
Tangible fixed assets	5,625	5,964
Investments	402	600
	8,668	9,251
Current assets		

Stocks	273	258
Debtors: amounts falling due after more than one year	118	125
Debtors: amounts falling due within one year	1,021	1,061
Less: securitisation of trade debtors	(227)	(152)
Net debtors falling due within one year	794	909
Cash and short-term deposits	117	609
	1,302	1,901
Creditors: amounts falling due within one year		
Loans and overdrafts	(1,541)	(2,303)
Trade and other creditors	(1,423)	(1,574)
Net current liabilities	(1,662)	(1,976)
Total assets less current liabilities	7,006	7,275
Creditors: amounts falling due after more than one year		
Long-term loans	(3,737)	(3,628)
Other creditors	(423)	(477)
Provisions for liabilities and charges	(568)	(731)
Deferred tax	(254)	(274)
Net assets	2,024	2,165
Capital and reserves		
Called- up share capital	327	326
Share premium account	21	5
Other reserves	656	656
Revaluation reserve	22	23
Profit and loss account	800	951
Shareholders' funds (including non-equity shareholders' funds)	1,826	1,965
Minority interests (including non-equity)	198	200
	2,024	2,165

Consolidated Cash Flow Statement

(unaudited)

	Year ended		Three months ended	
	31 December 2001	31 December 2000	31 December 2001	31 December 2000
	£m	£m	£m	£m
Cash flow from operating activities	746	847	177	291
Dividends from associates and joint ventures	30	2	26	1
Returns on investments and servicing of finance				
Interest received	26	59	8	4
Exceptional interest paid	-	(107)	-	(75)
Interest paid	(366)	(183)	(70)	(35)
Non-equity dividends paid to preference shareholders	(5)	-	(2)	-
Dividends paid to minority shareholders	(12)	-	(12)	-
	(357)	(236)	(76)	(106)
Taxation	5	10	(6)	(10)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(535)	(286)	(138)	(103)
Purchase of fixed asset investments	(37)	(32)	-	(4)
(New)/Repayment of loans to associates and joint ventures	(18)	12	(3)	(2)

Sale of fixed asset investments	30	55	20	44
Sale of tangible fixed assets	19	39	-	9
Net receipts from disposals	252	398	(3)	398
	(285)	186	(124)	345
Acquisitions and disposals				
Purchase of subsidiary undertakings	-	(2,253)	-	(2,253)
Net cash acquired with subsidiary undertakings	-	13	-	13
Purchase of associates and joint ventures	(9)	(39)	-	-
Purchase of increased stake in subsidiary undertaking	-	(34)	-	(34)
Receipt from sale of subsidiary undertaking	78	-	(2)	-
Net cash disposed with subsidiary undertaking	(31)	-	-	-
Disposal of associates and joint ventures	264	-	(10)	-
Receipt of option fee for Indonesian assets	14	-	-	-
	316	(2,313)	(12)	(2,274)
Equity dividends paid	(346)	(227)	(60)	(71)
Net cash inflow/(outflow) before use of liquid resources	105	(1,731)	(75)	(1,824)
Management of liquid resources				
Cash withdrawn from/(paid for) short-term deposits	461	146	16	(136)
Financing				
Issue of ordinary share capital	13	6	2	-
Debt due within one year:				
Movement in US Dollar term facility	(1.169)	1,173	(79)	1,173
Movement in Sterling term facility	(535)	535	(25)	535
Issue/(Redemption) of commercial paper	785	34	(36)	34
Repayment of medium-term US Dollar notes 2001	(105)	-	-	-
Other movement in short-term loans	15	(345)	14	(290)
Debt due beyond one year:				
Redemption of bonds	-	(427)	-	(427)
Movement in US Dollar term facility	(603)	1,038	(603)	1,038
Issue of Global US Dollar 4.5% bond	809	-	809	-
Movement in Sterling term facility	-	(200)	-	-
Increase in capital elements of finance leases	93	-	10	-
Termination of cross-currency swaps	55	-	-	-
Movement in Sterling equivalent long-term loans	23	14	(11)	14
	(617)	1,728	81	2,077
(Decrease)/Increase in cash in the period	(51)	143	22	117

1 Basis of preparation

The financial information is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The accounts for the year ended 31 December 2001, on which the auditors will report, will be laid before the members at the forthcoming Annual General Meeting. The financial information shown for the year ended 31 December 2000 has been extracted from the full statutory accounts for that year filed with the Registrar of Companies, as restated for the adoption of Financial Reporting Standard 19 (see below). The report of the auditors on those accounts was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act. The information shown in respect of the three months ended 31 December 2001 and 31 December 2000 is unaudited.

Financial Reporting Standard 19 (FRS 19) 'Deferred tax' has been adopted with effect from 1 January 2001. This standard requires full provision to be made for timing differences between the recognition of amounts under accounting standards and tax legislation. Powergen has chosen to discount the full provision required, as permitted by the standard. Previously, deferred tax was provided in respect of timing differences only to the extent that it was probable that a liability would crystallise in the foreseeable future. As a result of the adoption of this standard, prior year figures have been restated in the profit and loss account, balance sheet and notes to the accounts.

The impact on Powergen's previously reported results and opening net assets is as follows:

	Three months ended 31 December 2000 £m	Year ended 31 December 2000 £m
Retained profits as previously reported	11	193
Effect of implementation of FRS 19	(9)	(37)
Retained profits as restated	2	156

	At 31 December 2000 £m
Net assets as previously reported	2,286
Effect of implementation of FRS 19	(121)
Net assets as restated	2,165

As a result of this change in accounting policy, retained profits for the three months ended 31 December 2001 have been increased by £15 million and for the year ended 31 December 2001 have been increased by £15 million.

The relevant exchange rates applied in the preparation of these accounts were US$1.4534/£ (closing rate at 31 December 2001) US$1.4403/£ (average rate for the year ended 31 December 2001) US$1.4420/£ (average rate for the three-month period to 31 December 2001) and US$1.4938/£ (closing rate at 31 December 2000).

2 Turnover

Turnover is analysed as follows:

	Year ended 31 December 2001 £m	Year ended 31 December 2000 £m	Three months ended 31 December 2001 £m	Three months ended 31 December 2000 £m
UK Operations				
Electricity and gas - wholesale and trading	1,839	1,893	476	547
Electricity - distribution	288	307	70	75
Electricity and gas - retail	1,738	1,726	482	491
Cogeneration	130	115	34	35
Internal charges from distribution to retail	(146)	(191)	(27)	(47)
	3,849	3,850	1,035	1,101
US Operations				
Regulated	1,247	95	292	95
Non-regulated	397	21	79	21
	1,644	116	371	115
International Operations	166	225	23	63
	5,659	4,191	1,429	1,277

3 Exceptional items

Exceptional items comprise:

	Year ended 31 December 2001 £m	Year ended 31 December 2000 £m	Three months ended 31 December 2001 £m	Three months ended 31 December 2000 £m
Charged against operating profit	(315)	(97)	(114)	(97)
Charged against interest costs	-	(81)	-	(48)
Profits less losses on disposal of fixed assets and investments	79	237	-	333
Profits less losses on disposal of businesses (including provisions)	(34)	(33)	(65)	(133)
	(270)	26	(179)	55

Charged against operating profit

US Operations and UK Operations

The Group has undertaken a detailed review of its US Operations and established a business reorganisation and restructuring programme. £162 million has been charged in these accounts in respect of that programme, which primarily comprises committed severance and related payments to approximately 1,200 employees. A tax credit, which has been revised in the quarter ended 31 December 2001 following the implementation of FRS 19, of £5 million arises in respect of this programme. In addition, during the fourth quarter of 2001, a business transformation and restructuring programme has been established within UK Operations. £22 million has been charged in these accounts in respect of that programme, which primarily comprises committed severance and related payments to approximately 240 employees. A tax credit of £6 million arises in respect of this programme.

In the year ended 31 December 2000, an impairment provision of £79 million was made in respect of the Group's UK CHP plant portfolio in the light of changes in wholesale electricity and gas prices. The cash flows used in this impairment review were discounted at Powergen's cost of capital for CHP Operations. A tax credit, which has now been restated following the implementation of FRS 19, of £17 million arose on this item. In the year ended 31 December 2001, a further review of the Group's UK CHP plant portfolio was made, on the same basis as the review in the previous year. A further impairment provision of £80 million has consequently been recorded in these accounts. A tax credit of £16 million arises in respect of this item.

An impairment provision of £20 million has been recognised in these accounts in respect of the unregulated Western Kentucky Energy business within US Operations, in the light of changes in wholesale electricity and coal prices. The cashflows used in this impairment review were discounted at Powergen's cost of capital for US unregulated businesses. A tax credit of £6 million arises in respect of this item.

Corporate

On 9 April 2001, E.ON announced a pre-conditional cash offer for the whole of the share capital of Powergen plc. Powergen expects this acquisition of its shares to go ahead, and on that basis has provided for the anticipated total cost of advisors' and other fees associated with the successful completion of the transaction, of £31 million, in these accounts; £4 million of costs were charged in the quarter ended 31 December 2001. No tax credit arises on these costs.

As a consequence of the acquisition of LG&E Energy Corp. ("LG&E") on 11 December 2000, the Group incurred costs totalling £18 million reflecting agreed payments to certain senior executives of LG&E which were charged in the accounts for the year ended 31 December 2000. A tax credit of £5 million arose on these costs.

Charged against interest costs

UK Operations

On 28 December 2000, Powergen repaid three Sterling Eurobonds issued by East Midlands Electricity Distribution plc (formerly East Midlands Electricity plc). The repayment of these bonds facilitated the financial separation of its distribution and supply business, which took place subsequently on 1 October 2001. The consideration paid to bond holders and the unwinding of hedging costs totalled £493 million. At 28 December 2000 the carrying value of these bonds was £427 million, giving a premium payable to buy out the bonds of £66 million. A tax credit, which has now been restated following the implementation of FRS 19, of £25 million arose on these costs.

Corporate

During the year ended 31 December 2000, Powergen incurred arrangement and commitment fees of £23 million in respect of the $4,000 million term and revolving credit facility put in place to finance the acquisition of LG&E (of which £8 million was incurred in the three months ended 31 December 2000). Powergen also entered into an interest rate swaption arrangement to cap the interest rate payable under this facility at a cost of £13 million. As part of the financing arrangements for the acquisition, in early December 2000, the Group entered into certain US dollar denominated loan arrangements, which, on the acquisition date, crystallised foreign exchange gains totalling £26 million. These items, with a net total cost of £15 million, were included within exceptional US financing costs in the accounts for the year ended 31 December 2000. A net tax credit of £4 million arose on these costs.

Profits less losses on disposal of fixed assets and investments

UK Operations

On 8 March 2001, Powergen's UK Operations completed the sale of Rye House power station and transfer of its associated gas contract to Scottish Power UK plc, for £217 million in cash. Net assets disposed of, together with disposal and other related costs, totalled £178 million giving rise to an exceptional profit of £39 million. A tax charge, which has been revised in the quarter ended 31 December 2001 following the implementation of FRS 19, of £7 million arises on this disposal.

On 31 December 2000, Powergen completed the sale of Cottam power station to Societe C2, a subsidiary company of London Electricity Group plc, for £398 million in cash. At the same time, Powergen entered into arrangements to supply coal to the station for a 27 month period on terms consistent with Powergen's overall coal commitments. Net assets disposed of, together with disposal costs, totalled £61 million, giving rise to an exceptional profit on disposal of £337 million. A £12 million tax charge, which has now been restated following the implementation of FRS 19, arose on this disposal.

US Operations

In November 2000, LG&E entered into an option transaction with Dominion Virginia Power (Dominion) to sell its 50 per cent stake in three 63MW coal-fired cogeneration power projects in Virginia. During March 2001 Dominion exercised its call option on this plant, and on 23 March 2001 the sale was completed for proceeds of £26 million in cash. Net assets disposed of, together with disposal costs totalled £26 million, giving rise to a £nil profit on disposal. No tax charge arises on this transaction. LG&E Power Services Inc., a wholly owned subsidiary of LG&E will provide certain O&M services under a separate contract with Dominion.

International Operations

On 27 February 2001, Powergen completed the sale of its Australian interests to a joint venture company that is 80 per cent owned by CLP Power International and 20 per cent owned by Powergen. This gave the joint venture a 92 per cent stake in the holding company for Yallourn power station. Powergen therefore retains an effective stake of 18.4 per cent in Yallourn. Sale proceeds totalled £65 million in cash. Net assets disposed of, together with disposal and related hedging and swap costs totalled £70 million, giving rise to an exceptional loss on disposal of £1 million. A £1 million tax charge arises on this disposal.

On 27 April 2001, Powergen completed the sale of its German assets to NRG Energy, Inc. Sale proceeds totalled £50 million in cash. Net assets disposed of, together with related disposal costs, totalled £56 million, giving rise to an exceptional loss on disposal charged against profits in the three months ended 30 June 2001 of £6 million. At 31 March 2001, the value of the German assets had already been reduced by £56 million to reflect the value implicit in the sale of these assets giving rise to a total loss in the year ended 31 December 2001 of £62 million. No tax charge arises on this disposal.

On 11 May 2001, Powergen completed the sale of its Portuguese assets to RWE Power for £131 million in cash. Net assets disposed of, together with related disposal costs totalled £27 million. After writing back £12 million of goodwill previously charged directly against reserves, this transaction resulted in an exceptional profit on disposal of £92 million. No tax charge arises on this disposal.

On 7 August 2001, CLP acquired an option for first refusal from Powergen to purchase Powergen's Indonesian assets, PT Jawa Power, at a future date. Powergen received £14 million in cash for this option. After charging £3 million of associated costs, this transaction resulted in an exceptional profit of £11 million. A £4 million tax charge arises on this item.

Profits less losses on disposal of businesses (including provisions)

UK Operations

On 20 February 2001, Powergen completed the sale of its East Midlands Electricity metering business to Siemens Metering Limited for £40 million in cash. Net assets disposed of, together with disposal costs and unamortised goodwill totalled £25 million leading to an exceptional profit on disposal of £15 million. A tax charge, which has been revised in the quarter ended 31 December 2001 following the implementation of FRS 19, of £6 million arises on this disposal. The sale excluded non half-hourly meters.

International Operations

On 29 June 2001, Powergen completed the sale of its Hungarian assets to NRG Energy Inc. Sale proceeds totalled £60 million in cash. Net assets disposed of, together with related disposal costs, totalled £59 million, giving rise to an exceptional profit on disposal of £21 million. No tax charge arises on this disposal.

During the year ended 31 December 2000, the carrying value of the Group's international asset portfolio was reviewed. The value of its Indian and Australian assets was reduced by £107 million, including goodwill written off of £48 million, to reflect the value implicit in the sale of these assets as part of the arrangement with CLP Power International described above. No tax credits arose on this item.

On 21 December 2001, Powergen finalised the terms of the sale of its 88 per cent stake in GPEC to a joint venture company that is 80 per cent owned by CLP Power International and 20 per cent owned by Powergen. During 2002, Powergen will purchase the remaining 12 per cent stake in GPEC that it does not already own from the other minority shareholders, and both stakes will be sold on to the joint venture company. As a result of these transactions, the joint venture will hold 100 per cent of GPEC and Powergen will retain a 20 per cent stake in the company. The value of Powergen's investment in GPEC has been further reduced by £66 million to reflect the value implicit in this sale arrangement. No tax credit arises on this item. As described in note 11 'Post balance events', on 20

February 2002. Powergen completed the sale of its 58 per cent holding in GPEC.

During the year ended 31 December 2001, Powergen incurred £4 million of costs in connection with the disposal of its International Operations, including office closure costs. Tax credits totalling £1 million arise on these costs. During the year ended 31 December 2000, an amount of £26 million was charged against profits in respect of the closure of these International Operations, principally in respect of employee severance costs. £4 million of tax credits arose on this item.

4 Profit on ordinary activities before taxation

	Year ended		Three months ended	
	31 December 2001 £m	31 December 2000 £m	31 December 2001 £m	31 December 2000 £m
UK Operations				
Electricity and gas - wholesale and trading	136	288	26	45
Electricity - distribution	118	115	28	28
Electricity and gas - retail	49	42	(9)	(8)
Cogeneration	32	13	11	7
Lease and other income and charges	104	182	54	80
	439	646	110	152
US Operations				
Regulated	296	13	62	13
Non-regulated	59	(5)	4	(5)
	355	8	66	8
International Operations	111	121	17	39
Corporate costs	(15)	(47)	(7)	(8)
	886	728	186	191
Net interest payable:				
- Group	(359)	(151)	(85)	(49)
- Associates and joint ventures	(63)	(60)	(12)	(23)
Profit before goodwill amortisation and exceptional items	464	517	89	119
Goodwill amortisation	(151)	(75)	(45)	(22)
Exceptional items (note 3)	(270)	26	(179)	59
	43	468	(135)	156

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RNS Number:3121R
Powergen PLC
Part 2 : For preceding part double-click [nRNS0E131R]

Operating profit for International Operations for the year ended 31 December 2001 includes £32 million of income from the German, Portuguese and Hungarian assets, which were disposed of during the year.

Goodwill amortisation can be analysed as follows:

	Year ended		Three months ended	
	31 December 2001 £m	31 December 2000 £m	31 December 2001 £m	31 December 2000 £m
UK Operations	68	68	18	17
US Operations	83	4	27	4
International Operations	-	3	-	1
	151	75	45	22

The net assets of the Group are analysed as follows:

	At 31 December 2001 £m	At 31 December 2000 £m
UK Operations	2,683	2,866
US Operations	2,874	2,759
International Operations	342	571
Unallocated net liabilities	(3,875)	(4,091)
	2,024	2,165

Powergen has previously announced asset disposals in India that had not completed by 31 December 2001. These disposals include net assets of International Operations of £262 million.

5 Dividends

The fourth interim dividend for the quarter ended 31 December 2001, of 9.2 pence per ordinary share, is payable on 28 March to shareholders on the register on 8 March. This dividend, together with the interim dividends already paid for the three quarters ended 31 March 2001, 30 June 2001 and 30 September 2001, each of 9.2 pence per ordinary share, represents a total dividend payable of 36.3 pence per ordinary share for the financial year. Dividends paid in respect of 2000 totalled 36.2p.

5 Earnings per ordinary share

Earnings per ordinary share has been calculated by dividing the profit attributable to shareholders for the financial year of £50 million (year ended 31 December 2000 £392 million) and the three months ended 31 December 2001 a loss of £121 million (three months ended 31 December 2000 profit of £168 million), by 652,790,140 ordinary shares (year ended 31 December 2000 by 650,976,860 ordinary shares) and by 654,238,799 ordinary shares (three months ended 31 December 2000 by 651,375,733 ordinary shares) respectively, being the weighted average number of ordinary shares in issue during each respective period.

Earnings per ordinary share before goodwill amortisation and exceptional items, based on the same number of weighted average ordinary shares, is calculated as follows:

	Year ended		Three months ended	
	31 December 2001	31 December 2000	31 December 2001	31 December 2000
	£m	£m	£m	£m
Profit/(Loss) attributable to shareholders	50	392	(121)	168
Goodwill amortisation	151	75	45	22
Exceptional items (net of tax)	188	(69)	151	(92)
Adjusted earnings	389	398	75	98
Earnings per share (before goodwill amortisation and exceptional items)	59.6p	61.1p	11.5p	15.0p

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with Financial Reporting Standard 14 'Earnings per share' in order that more meaningful comparisons of financial performance can be made.

As a result of the implementation of FRS 19, earnings per share disclosures have been expanded to show the effect of the adoption of that accounting standard on earnings per share before exceptional items and goodwill amortisation. The increase in the deferred tax charge on pre-exceptional profits amounted to £21 million for the year ended 31 December 2001 and £36 million for the year ended 31 December 2000. The increase in the deferred tax charge on pre-exceptional profits amounted to £4 million for the three months ended 31 December 2001 and £8 million for the three months ended 31 December 2000.

7 Taxation

The pre-exceptional tax charge of £58 million for the year ended 31 December 2001 reflects the effective rate for the year ended 31 December 2001 of 12.4% on the profit before goodwill amortisation and exceptional items of £464 million. The pre-exceptional tax charge of £107 million for the year ended 31 December 2000 was based on an effective rate on a similar basis of 20.7%.

8 Revision to provisional fair values

LG&E Energy Corp.

On 11 December 2000, the Group acquired the whole of the issued share capital of LG&E Energy Corp., a vertically integrated electricity and gas utility based in Louisville, Kentucky in the United States. The consideration payable totalled £2,258 million, comprising £2,229 million in cash for shares together with capitalised acquisition costs of £29 million. The fair value of assets acquired, as previously stated in the accounts for the year ended 31 December 2000, was £760 million, leading to goodwill arising of £1,498 million.

Due to the proximity of the acquisition of LG&E to the year end, the fair value of the assets and liabilities established for the purposes of the 31 December 2000 accounts was provisional. During the year ended 31 December 2001, these fair values have been finalised, as permitted by FRS 7. The final fair value of identifiable assets acquired is £621 million, leading to goodwill arising of £1,637 million.

Other acquisitions

The calculations of fair values of net assets and the goodwill arising on the acquisitions of Gujurat Powergen Energy Corporation, Corby Power Limited and TeleCentric Solutions Limited, were also provisional in the accounts for the year ended 31 December 2000. These amounts have been finalised in the year ended 31 December 2001, as permitted by FRS 7, although revisions to the original values were only necessary in respect of Corby Power Limited.

Details of the adjustments to the provisional fair values are set out as follows:

	Provisional fair values as previously stated £m	Prior year adjustment for FRS 19 (1) £m	Provisional fair values as restated £m	Revisions to provisional fair values (2) £m	Final fair value to the Powergen Group £m
Net assets acquired:					
LG&E Energy Corp.					

-Fixed assets					
-Tangible	2,912	-	2,912	(144)	2,768
-Investments	180	-	180	6	186
-Stocks	154	-	154	-	154
-Taxation payable and deferred taxation	(83)	(60)	(143)	22	(121)
-Other working capital	(85)	-	(85)	(36)	(121)
-Net short-term borrowings	(851)	-	(851)	(7)	(858)
-Long-term borrowings	(814)	-	(814)	-	(814)
-Provisions	(484)	-	(484)	79	(405)
-Minority interest	(169)	-	(169)	1	(168)
	760	(60)	700	(79)	621
Net assets acquired:					
-Gujurat Powergen Energy Corporation	40	-	40	-	40
-Corby Power Limited	50	-	50	(23) (3)	27
-Telecentric Solutions Limited	1	-	1	-	1
-Goodwill	1,485	60	1,545	102	1,647(4)
Consideration, including costs of acquisition	2,336	-	2,336	-	2,336

(1) The provisional fair values attributed to the net assets of LG&E have been restated for the impact of the implementation of the Group's new accounting policy for deferred tax, in accordance with FRS 19 (see note 1).

(2) Conforming policy in accounting for decommissioning, revaluation of

non-utility fixed assets, adjustments to reflect the fair value of healthcare liabilities and associated deferred taxation effects of the revisions to fair values.

(3) Revision to estimates of contract assets and liabilities.

(4) Total goodwill of £1,647 million comprises £1,637 million in respect of LG&E and £10 million for other acquisitions.

9 Provisions for liabilities and charges

Movements on provisions comprise:

	31 December 2000 £m	Charged to profit and loss account £m	Amortisation of discount £m	Provisions utilised £m	Provisions released or disposed £m	Revision to fair values £m	Exchange movements £m	31 December 2001 £m
US contract provisions	388	-	13	(89)	-	-	14	331
UK contract provisions	137	-	-	(15)	-	-	-	122
Liability and damage claims	60	5	-	(4)	-	-	-	61
Decommissioning	146	-	4	-	(23)	(79)	6	54
	731	5	22	(108)	(23)	(79)	20	568

US contract provisions relate to out of money fixed price energy marketing contracts entered into in 1996 and 1997 by LG&E and take account of costs (including purchased power costs) to meet these contractual commitments. These contracts were acquired by Powergen on the purchase of LG&E. The provisions will be utilised over the period to 2008. UK contract provisions, which relate to out of money electricity purchase contracts, were acquired on the purchase of East Midlands Electricity and will be utilised over the period to 2008, when the contracts terminate. The liability and damage claims provision includes reserves in respect of future claims for industrial related diseases and gradual pollution. Given the inherent uncertainty surrounding the timing of any potential claims, it is not possible to estimate when these amounts will crystallise. Decommissioning provisions comprise amounts set aside for the estimated costs of terminating power station grid connections, decommissioning power stations and subsequent site restoration costs at UK power stations which will be utilised as each power station closes.

10 Cash flow

a. Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December 2001 £m	Year ended 31 December 2000 £m	Three months ended 31 December 2001 £m	Three months ended 31 December 2000 £m
Operating profit	519	483	7	47
Depreciation (including exceptional items)	426	292	176	141
Loss/(Profit) on sale of tangible fixed assets	14	(21)	16	(7)
Profit on sale of investments	-	(2)	-	(2)
Goodwill amortisation	151	75	45	22
(Increase)/ Decrease in stocks	(24)	5	(15)	(2)
Decrease/ (Increase) in debtors	133	(3)	(48)	(72)
(Decrease)/ Increase in creditors	(146)	62	57	184
Decrease in provisions	(127)	(44)	(61)	(20)
	746	847	177	291

b. Changes in net debt during the year ended 31 December 2001 comprise:

	31 December 2001 £m	Non-cash changes £m	Cash flow change £m	Disposals (excluding cash and overdrafts) £m	Exchange adjustments £m	31 December 2000 £m
Cash at bank and in hand	103	-	(37)	-	3	137
Overdrafts	(17)		(14)			(3)
	86	-	(51)	-	3	134
Debt due after one year	(3,737)	196	(379)	119	(45)	(3,628)
Debt due within one year:						
Short-term loans	(1,524)	(197)	1,009	-	(36)	(2,300)
Short-term deposits	14	-	(451)	-	3	472
	(5,161)	(1)	118	119	(75)	(5,322)

Changes in net debt during the three months ended 31 December 2001 comprise:

	31 December 2001 £m	Non-cash changes £m	Cash flow change £m	Exchange adjustments £m	30 September 2001 £m
Cash at bank and in hand	103	-	29	-	74
Overdrafts	(17)	-	(7)	-	(10)
	86	-	22	-	64
Debt due after one year	(3,737)	(107)	(205)	(17)	(3,408)
Debt due within one year:					
Short-term loans	(1,524)	133	127	(20)	(1,764)
Short-term deposits	14	-	(16)	1	29

(5,161)	26	(72)	(36)	(5,075)

11 Post balance sheet events

On 15 February 2002, Powergen completed the sale of its Monroe and Tiger Creek facilities in Georgia, USA to Progress Ventures Inc. for a total cash consideration of US $345 million. Separately, LG&E has agreed to purchase power from Progress to service obligations under its out of money fixed price energy marketing contracts. The provision for US contract liabilities established at 31 December 2001 (see note 9) took account of the impact of this power purchase arrangement on contractual liabilities.

On 20 February 2002, Powergen completed the sale of its 88 per cent holding in Gujurat Powergen Energy Corporation (GPEC) to a joint venture company that is 80 per cent owned by CLP Power International and 20 per cent owned by Powergen.

12 Summary of differences between UK GAAP and US GAAP

a) Effect on net income of differences between UK GAAP and US GAAP

	Year ended 31 December 2001 £m	31 December 2000 £m	Three months ended 31 December 2001 £m	31 December 2000 £m
Net income/(loss) under UK GAAP	50	392	(121)	168
US GAAP adjustments:				
-Pension costs	82	101	23	31
-Severance costs	17	(7)	18	(1)
-Capitalised interest, net of related depreciation	(10)	11	(4)	3
-Software costs	20	-	17	-
-Regulatory assets and liabilities	118	-	122	-
-Overhaul costs	(2)	-	(2)	-
-US related costs	(4)	13	(5)	13

-Goodwill amortisation	(9)	(5)	1	(2)
-Fixed asset impairment	21	-	21	-
-Deferred income	(70)	(70)	(42)	(42)
-Decommissioning costs	8	(1)	8	-
-Derivative instruments and hedging activities	(35)	-	(58)	-
-Other	-	(2)	1	-
-Taxation effects on the foregoing adjustments	(28)	(31)	(7)	(12)
-Deferred taxation	(40)	29	(23)	23
Net income/(loss) under US GAAP before cumulative effect of change in accounting for derivatives and hedging activities	118	430	(51)	181
Cumulative effect of change in accounting for derivatives and hedging activities, net of taxation benefit of £5m	(17)			
Net income under US GAAP	101			
Earnings per share before cumulative effect of change in accounting for derivatives and hedging activities	Pence	Pence	Pence	Pence
Basic earnings/(loss) per share under US GAAP	18.1	66.1	(7.8)	27.8
Diluted earnings/(loss) per share under US GAAP	17.9	65.4	(7.8)	27.5

b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP

	At 31 December 2001 £m	At 31 December 2000 £m
Equity shareholders' funds under UK GAAP	1,826	1,965
US GAAP adjustments:		
-Pension costs	327	252
-Severance costs	18	1
-Capitalised interest, net of related depreciation	84	93
-Software costs	37	19
-Regulatory assets and liabilities	144	27
-Overhaul costs	(22)	(20)
-US related costs	1	13
-Goodwill	201	304
-Dividends	60	166
-Fixed asset impairment	26	-
-Deferred income	158	238
-Decommissioning costs	5	(37)
-Derivative instruments and hedging activities	(58)	-
-Other	12	6
-Taxation effects on the foregoing adjustments	(144)	(83)
-Deferred taxation	(423)	(436)
Equity shareholders' funds under US GAAP	2,262	2,508

This information is provided by RNS
The company news service from the London Stock Exchange

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Thursday, 21 February 2002 12:01:40
RNS [nRN1U8131R]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ______________________

Name: Chris Salamé
Title: Authorised Signatory

Dated: February 21, 2002